vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF230-36/05
Direct Line : (852) 2680 5041 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact YW CHANG / Vicki LAU / Winnie SO)




05007237

7th April 2005

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited (the "Company")
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of VTech Holdings Limited dated 6th April 2005 regarding a lease constituted a connected transaction of the Company as published in an English newspaper in Hong Kong on 7th April 2005 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

CHANG Yu Wai
Company Secretary

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

www.vtech.com

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

China Daily 7th April 2005

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

Connected Transaction

On 6 April 2005, the Company and Aldenham entered into the Lease which constitutes a continuing connected transaction (the "Transaction") of the Company under Rule 14A.34 of the Listing Rules and shall be disclosed by way of an announcement.

Brief details of the Transaction will also be disclosed in the Company's subsequent published annual report and accounts for each of the relevant financial years ending 31 March 2006 and 2007 in accordance with the requirements under the Listing Rules.

I. THE TRANSACTION

On 6 April 2005, the Company as tenant entered into the Lease with Aldenham as landlord. The principal terms of the Lease remain the same as those in the Previous Lease and are as follows:

Date	:	6 April 2005
Landlord	:	Aldenham
Tenant	:	The Company
Premises	:	approximately 5,673 square feet of 29th and 30th Floors, 12 Bowen Road, Hong Villa, Hong Kong
Terms	:	2 years commencing 1 April 2005 and expiring on 31 March 2007
Rent	:	HK$250,000 per month (inclusive of rates and management fees) in the aggregate amount of HK$6,000,000

Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. Allan WONG Chi Yun, a director, chief executive and substantial shareholder holding 40.10% of the entire issued share capital of the Company, are the beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constitutes a continuing connected transaction under the Listing Rules.

The Board (including all independent non-executive directors) are of the view that the Lease is entered into upon normal commercial terms which are fair and reasonable and is in the interest of the Company and its independent shareholders. The rental was determined by reference to a valuation report conducted by an independent qualified surveyor when the Premises were leased to the Company in 2003 and also by having regards to informal enquiries made by the Company as to the rental prices in the current rental market for premises similar to the Premises. The current rental amount is the same amount as that paid for during the term of the Previous Lease executed in 2003.

II. REASONS FOR THE LEASE

The Premises were leased for the purposes of providing housing to Mr. Allan WONG Chi Yun in accordance with the terms of his service contract. Mr. Allan WONG Chi Yun's service contract provides that the Company shall pay for him the monthly rental of his residence during the continuance of his service with the Company. The entering into of the Lease shall not additionally increase the total emoluments entitled by Mr. Allan WONG Chi Yun but is an incentive used for the retention of his service as an employee of the Company.

III. GENERAL

The Group is principally engaged in the business of the design, manufacture and distribution of electronic learning products and telecommunication products.

The maximum aggregate annual value of the transaction is HK$3 million. Since the total rental value receivable by Aldenham under the Lease represents less than 2.5% of the applicable percentage ratios of the Company under Rule 14A.34 of the Listing Rules and accordingly, no independent shareholder's approval is required. Details of the Transaction shall be disclosed by way of an announcement and to be included in the Company's subsequent published annual report and accounts of each of the relevant financial years in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors	: Allan WONG Chi Yun Albert LEE Wai Kuen
Independent Non-executive Directors	: Raymond CH'IEN Kuo Fung William FUNG Kwok Lun Michael TIEN Puk Sun Patrick WANG Shui Chung

Definitions:

Unless otherwise defines, the following terms used in this announcement shall have the following meanings:

"Aldenham"	Aldenham Company Limited, a company incorporated in Hong Kong;
"Company"	VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange plc;
"Board"	the board of directors of the Company;
"Group"	the Company and its subsidiaries;
"Lease"	the lease of the Premises pursuant to an agreement between Aldenham and the Company dated 6 April 2005;
"Premises"	the premises at 29th and 30th Floor, 12 Bowen Road, Hong Villa, Hong Kong;
"Previous Lease"	the lease of the Premises pursuant to an agreement between Aldenham and the Company dated 11 April 2003;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Board
CHANG Yu Wai
Company Secretary

Hong Kong, 6 April 2005